Exhibit 21.1

Entity	Jurisdiction
Hong Kong JKC Group Co., Limited	Hong Kong
Changzhou Jiekai New Energy Technology Company	People’s Republic of China
Jiangsu Baozhe Electric Technologies, Co., Ltd.	People’s Republic of China
Changzhou Hengmao Power Battery Technology Co., Ltd.	People’s Republic of China
Jiangsu Cenbird E-Motorcycle Technologies Co., Ltd.	People’s Republic of China
Changzhou Yizhiying IoT Technologies Co., Ltd.	People’s Republic of China
Tianjin Dilang Technologies Co., Ltd.	People’s Republic of China